UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA: FLAVIO CATTANEO APPOINTED CHIEF EXECUTIVE OFFICER

Rome, 30 March 2016

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, and – in agreement with the considerations of the Nomination and Remuneration Committee – appointed Flavio Cattaneo as Chief Executive Officer, giving him executive powers.

Born in 1963, Cattaneo graduated with a degree in Architecture from Milan Polytechnic and has specialized training in business management. Since February 2015 he is CEO of NTV S.p.A., and from March 2015 Chairman of Domus Italia S.p.A. Since December 2014 he is an independent Director at Generali Assicurazioni S.p.A., and since April 2014 an independent Director at Telecom Italia S.p.A.. From January 2008 to April 2015 he was an independent Director at Cementir Holding S.p.A.. From November 2005 to May 2014 Flavio Cattaneo was the CEO of Terna S.p.A.. From April 2003 to August 2005 he was General Director of the Italian state television company R.A.I. S.p.A., also overseeing the merger with Rai Holding and the separation of the accounts.

The powers granted to the Executive Chairman Giuseppe Recchi are, in brief:

•	The definition of Group development guidelines, in coordination with the CEO; a role of guidance and overview in the development and implementation of the Company and Group strategic, industrial and financial plans; the supervision of the definition of their organisational structures and economic and financial progress, as well as the supervision of Security issues and of Telecom Italia Sparkle;

•	representing the Company and the Group in its external relations with the Authorities, Italian and International institutions and Investors:

•	responsibility for the organization of the Brand Strategy & Media, Institutional Communication, Legal Affairs, Public Affairs, and Corporate Shared Value departments.

The Chief Executive Officer Flavio Cattaneo has been assigned responsibility for the overall management of the Company and the Group, including responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans and all the organisational responsibilities to ensure the management and development of business in Italy and South America.

The curriculum vitae of Flavio Cattaneo is available on the Company’s website at

http://www.telecomitalia.com/tit/it/about-us/aggregatore-governance/cv/cv-flavio-cattaneo.lightbox.html

Following the appointment, the Board of Directors then ascertained that the Director Flavio Cattaneo does not fulfil the formal independence requirements set forth in the Borsa Italiana Code, and that he therefore qualifies as a non-independent executive director; as of today’s date he does not own shares in Telecom Italia S.p.A..

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager